Exhibit 99.1

Skillful Craftsman Appoints Mr. Bin Fu as Co-Chief Executive Officer

WUXI, China, May 24, 2021 (GLOBE NEWSWIRE) -- Skillful Craftsman Education Technology Ltd. (“the Company” or “Skillful Craftsman”) (NASDAQ: EDTK), an education technology company providing interactive online learning services, today announced that Mr. Bin Fu has been appointed as the co-chief executive officer of the Company, effective May 24, 2021.

Mr. Bin Fu has been dedicated to financial vocational education for more than 10 years. From July 2018 to April 2020, he served as the chief operating officer of Columbus Fintec, a leading SaaS provider that provides financial technology systems and software services in China. Mr. Fu was responsible for the overall operation and management of Columbus Fintec. During his tenure at Columbus Fintec, he presided over the design of the “G+ Smart Investment Risk Control System” – a breakthrough innovation – by leveraging his profound understanding of the global financial market and professional trading field. From July 2016 to June 2018, Mr. Fu served as the chief trainer and chief risk officer at SilverStone Investment, where Mr. Fu actively explored cooperation opportunities with universities to cultivate more financial talents. Under his leadership, SilverStone Investment has collaborated with five universities and colleges in China, and introduced special financial training programs to more than 10,000 students. With extensive industry experience and strategic vision, Mr. Fu has provided financial adviser services to a number of listed educational companies. Mr. Fu has a bachelor’s degree in computer science from Beihang University, and a master’s degree from the National University of Defense Technology.

Mr. Xiaofeng Gao, Chairman and CEO of Skillful Craftsman, commented, “Mr. Fu is a rare professional talent who has contributed in the fields of finance and education. His joining will greatly supplement the Company's ability to expand the offline business of colleges and universities and obtain more long-term source of students for the Company's project of ‘Education Certificate + Several Vocational Skill Level Certificates.’ In addition, Mr. Fu has extensive experience in company management and internal system construction and control, which will further improve our internal control capability as a listed company. His expertise in the financial markets, particularly the U.S. financial market, will allow the Company to better understand our obligations as a U.S. listed company and better serve our shareholders and investors.”

About Skillful Craftsman

Skillful Craftsman is an education technology company that provides interactive online vocational training and virtual simulation experimental training courses. The Company began operations in Wuxi, China in 2013 and is a key supporter for China education reform and development for labor employment. As of September 30, 2020, the Company had 75.5 million total registered members, of which 3.28 million are fee-paying members. For more information, please visit: ir.kingwayup.com

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Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events. These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements described in or implied by such statements. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. The Company disclaims any intention to, and undertakes no obligation to, update or revise any forward-looking statement.

For investor and media enquiries, please contact:

Skillful Craftsman

Investor Relations Department

Email: iredtk@kingwayedu.cn

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 917-609-0333

Email: tina.xiao@ascent-ir.com